Exhibit 13

PART I.          FINANCIAL INFORMATION

ITEM 1.          FINANCIAL STATEMENTS

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED BALANCE SHEETS
(Dollars and shares in thousands, except per share amounts)

	June 30,
	2004	December 31,
	(Unaudited)	2003

ASSETS
Property and equipment	$2,633,167	$2,481,752
Accumulated depreciation	(488,371)	(446,032)

	2,144,796	2,035,720
Assets held for sale	21,826	51,169
Investment in affiliate	15,000	15,000
Prepaid expenses and other assets	41,113	47,934
Accounts receivable, net of allowance for doubtful accounts of $3,728 and $2,040	72,173	64,709
Restricted cash	72,478	42,523
Cash and cash equivalents — unrestricted	148,819	230,884

	$2,516,205	$2,487,939

LIABILITIES AND STOCKHOLDERS’ EQUITY

Long-term debt	$1,587,404	$1,638,028
Accounts payable and accrued expenses	91,450	83,458
Accrued interest	41,121	46,813
Due to Interstate Hotels & Resorts	21,887	16,411
Other liabilities	19,703	11,831

Total liabilities	1,761,565	1,796,541

Minority interests	26,880	37,785
Stockholders’ equity:
Common stock, par value $0.01 per share Authorized — 100,000 shares Issued — 89,307 and 69,135 shares	893	691
Additional paid-in capital	1,463,886	1,338,959
Accumulated deficit	(693,893)	(642,094)
Accumulated other comprehensive loss	—	(977)
Common stock held in treasury — 2,371 and 2,345 shares	(43,126)	(42,966)

Total stockholders’ equity	727,760	653,613

	$2,516,205	$2,487,939

See accompanying notes to the unaudited consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED
(Dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

Revenue:
Hotel operations:
Rooms	$143,156	$136,911	$277,284	$266,706
Food and beverage	59,442	56,404	110,450	107,520
Other hotel operations	17,362	19,201	34,397	35,754
Office rental, parking and other revenue	2,929	3,453	5,828	6,716

Total revenue	222,889	215,969	427,959	416,696

Hotel operating expenses:
Rooms	35,046	32,467	67,795	63,163
Food and beverage	41,739	38,789	79,923	75,646
Other hotel operating expenses	10,864	10,936	21,162	20,392
Office rental, parking and other expenses	670	583	1,255	1,213
Other operating expenses:
General and administrative, hotel	32,010	31,864	65,774	62,906
General and administrative, corporate	3,473	3,132	7,106	6,105
Property operating costs	31,909	30,620	62,941	59,609
Depreciation and amortization	25,289	25,242	51,333	49,190
Property taxes, insurance and other	16,006	17,548	32,860	34,547
Loss on asset impairments	1,291	65,123	1,536	65,123

Operating expenses	198,297	256,304	391,685	437,894

Operating income (loss)	24,592	(40,335)	36,274	(21,198)
Minority interest	671	10,598	1,617	14,275
Interest expense, net	(29,724)	(34,583)	(64,103)	(69,301)
Loss on early extinguishments of debt	(1,980)	—	(7,903)	—

Loss before income taxes and discontinued operations	(6,441)	(64,320)	(34,115)	(76,224)
Income tax (expense) benefit	(45)	(12)	410	164

Loss from continuing operations	(6,486)	(64,332)	(33,705)	(76,060)

Discontinued operations:
Loss from discontinued operations before income tax	(5,131)	(142,016)	(18,314)	(200,054)
Income tax (expense) benefit	62	(13)	220	8

Loss from discontinued operations	(5,069)	(142,029)	(18,094)	(200,046)

Net loss	$(11,555)	$(206,361)	$(51,799)	$(276,106)

Basic loss per share:
Loss from continuing operations	$(0.08)	$(1.40)	$(0.45)	$(1.66)
Loss from discontinued operations	(0.06)	(3.08)	(0.24)	(4.37)

Net loss per basic share	$(0.14)	$(4.48)	$(0.69)	$(6.03)

Diluted loss per share:
Loss from continuing operations	$(.08)	$(1.55)	$(0.45)	$(1.87)
Loss from discontinued operations	(.06)	(2.92)	(0.23)	(4.12)

Net loss per diluted share	$(0.14)	$(4.47)	$(0.68)	$(5.99)

See accompanying notes to the unaudited consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED
(Dollars in thousands)

	Six Months Ended
	June 30,

	2004	2003

Operating activities:
Net loss	$(51,799)	$(276,106)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	52,585	59,055
Loss on asset impairments	7,441	264,677
Loss on sale of assets, before tax effect	11,530	—
Loss on early extinguishments of debt	7,903	—
Minority interests	(1,617)	(14,275)
Amortization of unearned stock-based compensation	1,090	1,443
Change in value of interest rate swaps	—	(3,395)
Deferred income taxes	(890)	(2,094)
Changes in operating assets and liabilities:
Accounts receivable	(4,227)	(12,168)
Prepaid expenses and other assets	4,864	4,225
Due from/to Interstate Hotels & Resorts	(3,241)	(4,575)
Accounts payable, accrued expenses, accrued interest and other liabilities	(5,949)	(4,977)

Net cash provided by operating activities	17,690	11,810

Investing activities:
Acquisition of hotels, net of cash acquired of $3.5 million	(182,790)	—
Capital expenditures for property and equipment	(49,898)	(14,547)
Proceeds from sales of assets	104,873	15,720
Purchases of marketable securities	—	(18,056)
Payments from Interstate Hotels & Resorts	—	42,052
Increase in restricted cash	(29,955)	(9,740)
Costs associated with disposition program and other, net	(5,081)	(299)

Net cash (used in) provided by investing activities	(162,851)	15,130

Financing activities:
Prepayments on long-term debt	(105,857)	—
Proceeds from debt issuance, net of issuance costs	109,687	—
Scheduled payments on long-term debt	(3,691)	(4,208)
Distributions to minority investors	(141)	(141)
Proceeds from common stock issuance	72,340	—
Purchase of subsidiary partnership interests	(8,690)	(65)
Other	(325)	—

Net cash provided by (used in) financing activities	63,323	(4,414)

Effect of exchange rate changes on cash and cash equivalents	(227)	(115)

Net (decrease) increase in cash and cash equivalents	(82,065)	22,411
Cash and cash equivalents, beginning of period	230,884	33,896

Cash and cash equivalents, end of period	$148,819	$56,307

Supplemental Cash Flow Information
Cash paid for interest and income taxes:
Interest, net of capitalized interest	$69,804	$70,399
Income taxes	$495	$1,902
Non-cash investing and financing activities:
Senior subordinated debt redeemed in exchange for common stock	$49,213	$—
Redemption of OP units	$123	$20,100

See accompanying notes to the unaudited consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004

1.          Organization

      MeriStar Hospitality Corporation is a real estate investment trust, or REIT. We own a portfolio of primarily upper upscale, full-service hotels and resorts in the United States. Our portfolio is diversified geographically as well as by franchise and brand affiliations. As of June 30, 2004, we owned 79 hotels with 22,187 rooms, all of which were leased by our taxable subsidiaries. As of June 30, 2004, 77 hotels were managed by Interstate Hotels & Resorts, Inc. (“Interstate Hotels”), one hotel was managed by The Ritz-Carlton Hotel Company, LLC (“Ritz-Carlton”), a subsidiary of Marriott International, Inc., and one hotel was managed by another subsidiary of Marriott International, Inc. (“Marriott”) (collectively with Interstate Hotels, the “Managers”). Of our 79 hotels at June 30, 2004, seven were included in our non-core disposition program. Two of these assets with 568 rooms have been sold during the third quarter of 2004.

      The Managers operate our 79 hotels pursuant to management agreements with our taxable subsidiaries. Under these management agreements, the taxable subsidiaries pay a management fee for each property to the Manager of their hotels. The taxable subsidiaries in turn make rental payments to our subsidiary operating partnership under the participating leases.

      Under the Interstate Hotels management agreements, the base management fee is 2.5% of total hotel revenue, plus incentive payments based on meeting performance thresholds that could total up to an additional 1.5% of total hotel revenue. The agreements have initial terms expiring on January 1, 2011 with three renewal periods of five years each at the option of Interstate Hotels, subject to some exceptions.

      Under the Ritz-Carlton and Marriott management agreements, the base management fee is 3.0% and 2.5% of total hotel revenue, respectively, through 2005 and 3.0% under both thereafter, plus incentive payments based on meeting performance thresholds that could total up to an additional 2.0% of total revenue and 20% of available cash flow (as defined), respectively. The agreements have initial terms expiring in 2015 and 2024, respectively, with four and three renewal periods of 10 and five years each, respectively, at the option of Ritz-Carlton and Marriott. The Ritz-Carlton and Marriott management agreements include certain limited performance guarantees by Ritz-Carlton and Marriott which are designed primarily to provide downside performance protection and run through 2005 and up to 2008, respectively. Management expects funding under these guarantees to be minimal.

2.          Summary of Significant Accounting Policies

      Interim Financial Statements. We have prepared these unaudited interim financial statements according to the rules and regulations of the United States Securities and Exchange Commission. We have omitted certain information and footnote disclosures that are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information included in our Annual Report on Form 10-K for the year ended December 31, 2003.

      In our opinion, the accompanying unaudited consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

      Principles of Consolidation. Our consolidated financial statements include the accounts of all wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

      Held for Sale Properties. We classify the properties we are actively marketing as held for sale once all of the following conditions are met:

•	Our board has approved the sale,

•	We have a fully executed agreement with a qualified buyer which provides for no significant outstanding or continuing obligations with the property after sale, and

•	We have a significant non-refundable deposit.

      We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We cease depreciation at the time the asset is classified as held for sale.

      Cash and Cash Equivalents. We classify investments with original maturities of three months or less as cash equivalents. Our cash equivalents include investments in debt securities, including commercial paper, overnight repurchase agreements and money market funds.

      Impairment or Disposal of Long-Lived Assets. We apply the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which require the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of on or after January 1, 2002 and where we have no continuing involvement to be recorded as discontinued operations. Any gains or losses on final disposition are also included in discontinued operations.

      The provisions of SFAS No. 144 also require that whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may be impaired that an analysis be performed to determine the recoverability of the asset’s carrying value. We make estimates of the undiscounted cash flows from the expected future operations or potential sale of the asset. If the analysis indicates that the carrying value is not recoverable from these estimates of cash flows, we write down the asset to estimated fair value and recognize an impairment loss. Any impairment losses we recognize on assets held for use are recorded as operating expenses. We record any impairment losses on assets held for sale as a component of discontinued operations.

      Accounting for Costs Associated with Exit or Disposal Activities. We apply the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which require that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Our strategy includes the disposition of certain hotel assets, all of which are managed under agreements that typically require payments to Interstate Hotels as a result of termination. Any such liability will be recognized at the time the asset disposition is complete and a termination notice is provided to Interstate Hotels. At that time, the recognition of the termination obligation will be included in the calculation of the final gain or loss on sale. For further discussion of potential termination obligations, see “Asset Dispositions” included in Item 2 of this Quarterly Report on Form 10-Q.

      Stock-Based Compensation. We adopted the recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, on January 1, 2003 for new stock options issued under our compensation programs. As permitted by SFAS No. 148, we elected to apply the provisions prospectively, which includes recognizing compensation expense for only those stock options issued in 2003 and after. We apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our stock options issued under our compensation programs prior to January 1, 2003. As we granted these stock options at fair market value, no compensation cost has been recognized. For our other equity-based compensation awards, we recognize compensation expense over the vesting period based on the fair market value of the award at the date of grant.

      Had compensation cost been determined based on fair value at the grant date for awards granted prior to our adoption of the fair value method, our net loss and per share amounts would have been adjusted to the pro forma amounts indicated as follows (in thousands, except per share amounts):

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

Net loss, as reported	$(11,555)	$(206,361)	$(51,799)	$(276,106)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect	395	677	975	1,606
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	(442)	(816)	(1,077)	(1,900)

Net loss, pro forma	$(11,602)	$(206,500)	$(51,901)	$(276,400)

Loss per share:
Basic, as reported	$(0.14)	$(4.48)	$(0.69)	$(6.03)
Diluted, as reported	(0.14)	(4.47)	(0.68)	(5.99)
Basic, pro forma	(0.14)	(4.48)	(0.69)	(6.03)
Diluted, pro forma	(0.14)	(4.47)	(0.69)	(5.99)

      These pro forma compensation costs may not be representative of the actual effects on reported net loss and loss per share in future periods.

      Derivative Instruments and Hedging Activities. Our interest rate risk management objective is to manage the effect of interest rate changes on earnings and cash flows. We look to manage interest rates through the use of a combination of fixed and variable rate debt. We only enter into derivative or interest rate transactions for hedging purposes. We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income based on the derivative’s effectiveness and whether the derivative has been designated as a cash flow or fair value hedge.

      Acquisition of Hotels. Our hotel acquisitions consist almost exclusively of land, building, furniture, fixtures and equipment. We allocate the purchase price among these asset classes and any acquired intangible assets based upon their respective fair values as required by Statement of Financial Accounting Standards, or SFAS 141, “Business Combinations.”

3.          Comprehensive Loss

      Comprehensive loss was $10.3 million and $202.5 million for the three months ended June 30, 2004 and 2003, respectively. Comprehensive loss consisted of net loss ($11.6 million and $206.4 million for the three months ended June 30, 2004 and 2003, respectively) and foreign currency translation adjustments.

      Comprehensive loss was $50.8 million and $271.2 million for the six months ended June 30, 2004 and 2003, respectively. Comprehensive loss consisted of net loss ($51.8 million and $276.1 million for the six months ended June 30, 2004 and 2003, respectively) and foreign currency translation adjustments.

4.          Acquisitions

      On May 10, 2004 and June 25, 2004, we acquired the 366-room Ritz-Carlton, Pentagon City in Arlington, Virginia and the 485-room Marriott Irvine in Orange County, California, respectively, for a total purchase price of $185.5 million, plus net acquisition costs and adjustments of $0.7 million.

      The Ritz-Carlton, Pentagon City luxury hotel is operated by The Ritz-Carlton Hotel Company, LLC under a long-term contract. On June 30, 2004, we partially financed the acquisition through the placement of a

$55.8 million fixed-rate mortgage loan which is secured by this property, matures on June 1, 2011 and bears interest at an annual rate of 5.80%.

      The Marriott Irvine is operated by a subsidiary of Marriott International, Inc. under a long-term contract. We expect to invest approximately $7.5 million in property improvements over the next 12 months, primarily in the hotel’s guest rooms. We financed a portion of the acquisition with a $55.5 million fixed-rate mortgage loan which is secured by this property, matures on July 1, 2011 and bears interest at an annual rate of 5.69%. Because Marriott International, Inc. reports results in 13 four week periods during the year rather than the 12 monthly periods that we employ, we will include 12 weeks of results in each of quarters one through three and 16 weeks of results in quarter four.

      The acquisitions were accounted for under the purchase method of accounting, and the assets and liabilities and results of operations of the hotels have been consolidated in our financial statements since the date of purchase. On an unaudited pro forma basis, revenues, net income and basic and diluted loss per share for the three and six months ended June 30, 2004 and 2003 would have been reported as follows if the acquisitions had occurred at the beginning of each of the respective periods (in thousands):

	Three Months		Six Months Ended
	Ended June 30,		June 30,

	2004	2003	2004	2003

Total revenue	$238,655	$231,535	$455,136	$446,324
Net loss	(10,213)	(204,660)	(49,634)	(273,975)
Net loss per share:
Basic	$(0.12)	$(4.44)	$(0.66)	$(5.98)
Diluted	(0.13)	(4.44)	(0.66)	(5.94)

      The following is a summary of the combined preliminary allocation of the purchase price (thousands), which may be revised upon completion of our valuation procedures:

Land	$15,000
Buildings and improvements	151,592
Furniture, fixtures and equipment	18,220
Net working capital	1,435

Total purchase price	$186,247

5.          Property and Equipment

      Property and equipment consisted of the following (in thousands):

	June 30,	December 31,
	2004	2003

Land	$247,479	$238,772
Buildings and improvements	2,016,233	1,930,155
Furniture, fixtures and equipment	301,502	284,602
Construction-in-progress	67,953	28,223

	$2,633,167	$2,481,752

      For the six months ended June 30, 2004 and 2003, we capitalized interest of $2.0 million and $1.6 million, respectively.

      During the first and second quarters of 2004, we recognized impairment losses of $5.0 million and $2.4 million, respectively, of which $4.8 million and $1.1 million, respectively, are recorded in discontinued operations (see Note 12). As of June 30, 2004, we had seven hotels remaining in our disposition program, three of which are classified as held for sale as of June 30, 2004 (see Note 6).

      During the first and second quarters of 2003, we recognized impairment losses of $56.7 million and $208.0 million, respectively, of which $56.7 million and $142.9 million, respectively, are recorded in discontinued operations as of June 30, 2004 (see Note 12).

      The impairment charges are based on our estimates of the fair value of the properties we are actively marketing. These estimates require us to make assumptions about the sales prices that we expect to realize for each property as well as the timing of a potential sale. In making these estimates, we consider the operating results of the assets, the market for comparable properties, and quotes from brokers, among other information. In nearly all cases, our estimates have reflected the results of an extensive marketing effort and negotiations with prospective buyers. Actual results could differ materially from these estimates.

6.          Assets Held for Sale

      At December 31, 2003, seven assets were classified as held for sale. All seven of these assets were sold during the six months ended June 30, 2004. At June 30, 2004, three of the seven remaining properties in our non-core disposition program met our criteria for classification as held for sale. The four other assets included in our asset disposition program did not meet the probability criteria as prescribed by SFAS No. 144 to classify them as held for sale. Assets held for sale consisted of the following (in thousands):

	June 30,	December 31,
	2004	2003

Land	$598	$5,061
Buildings and improvements	20,082	43,391
Furniture, fixtures and equipment	765	2,759
Construction-in-progress	381	1,114

	21,826	52,325
Accumulated depreciation	—	(1,156)

	$21,826	$51,169

7.          Investment in Affiliate

      In 1999, we, through MeriStar Hospitality Operating Partnership, L.P. (“MHOP”), our principal operating subsidiary, invested $40 million in MeriStar Investment Partners, L.P. (“MIP”), a joint venture established to acquire upscale, full-service hotels. Our cost-basis investment is in the form of a partnership interest, in which we earn a 16% cumulative preferred return with outstanding balances compounded quarterly. While the return on this investment is preferred and cumulative, the underlying investment ranks equally with the investments of the other investors in MIP. We recognize the return quarterly as it becomes due to us. For the six months ended June 30, 2004 and 2003, we recognized a preferred return of $3.2 million and $4.2 million, respectively, from this investment. As of June 30, 2004 and December 31, 2003, cumulative preferred returns of $24.5 million and $19.6 million, respectively, were due from MIP. We have reserved a portion of this balance and have included the net $21.4 million and $18.2 million in accounts receivable on the accompanying consolidated balance sheets as of June 30, 2004 and December 31, 2003, respectively. We expect that any cumulative unpaid preferred returns will be paid in the future from excess cash flow above our current return and from potential partnership hotel disposition proceeds in excess of debt allocated to individual assets. Given the current economic environment, we do not expect MIP’s operations to provide adequate cash flow in the near term for significant payment of our current returns or repayments of our cumulative unpaid preferred returns; however we expect to receive payments from MIP during 2004 resulting from planned dispositions of certain assets combined with cash flow improvements on other assets. We evaluate the collectibility of our preferred return based on our preference to distributions and the underlying value of the hotel properties.

      While we believe that our current and cumulative returns continue to be fully collectible, during 2003, the value of our underlying investment declined due to the decline in MIP’s cash flow, particularly driven by results in four of its hotel markets. While we believe that the cash flow, and thus the value of our investment in MIP, will be recoverable over time, we expect that any such recovery will take a number of years to achieve. The accounting rules for cost basis investments require that declines in value that are other than temporary be recognized currently. Since the decline in the value of our underlying investment in MIP was other than temporary, we recognized a $25.0 million impairment loss on this investment during the fourth quarter of 2003.

8.          Long-Term Debt

      Long-term debt consisted of the following (in thousands):

	June 30,	December 31,
	2004	2003

Senior unsecured notes due 2011 — 9.125%	$355,665	$400,000
Senior unsecured notes due 2008 — 9.0%	270,500	300,000
Senior unsecured notes due 2009 — 10.5%	224,187	250,000
Secured facility, due 2009	306,067	309,035
Secured facility, due 2013	100,041	100,765
Convertible subordinated notes	173,705	173,705
Senior subordinated notes	34,225	83,438
Mortgage debt	137,505	27,011
Unamortized issue discount	(4,417)	(5,926)

	1,597,478	1,638,028
Fair value adjustment for interest rate swap	(10,074)	—

	$1,587,404	$1,638,028

      Aggregate future maturities as of June 30, 2004 were as follows (in thousands):

2004 (six months)	$9,373
2005	11,743
2006	12,687
2007	47,578
2008	282,318
Thereafter	1,233,779

1,597,478
Fair value adjustment for interest rate swap	(10,074)

$1,587,404

      As of June 30, 2004, 81% of our debt bore fixed rates of interest, and the remaining 19% bore interest at fixed rates that have been, since April 2, 2004, effectively swapped to a floating rate. Our overall weighted average interest rate was 8.30% after giving effect to the interest rate swap. Based on market prices at June 30, 2004, the fair value of our long-term debt was $1.62 billion.

      Credit facility. On December 23, 2003, we entered into a new three-year $50 million senior credit facility, secured by six of our hotels, and terminated our previous credit facility. The facility bears interest at an annual rate of the London Interbank Offered Rate, or LIBOR, plus 450 basis points. As of June 30, 2004, we had no outstanding borrowings under this facility.

      The facility contains financial and other restrictive covenants. Our ability to borrow under this facility is subject to compliance with financial covenants, including leverage, fixed charge coverage and interest coverage ratios and minimum net worth requirements. Our compliance with these covenants in future periods will depend substantially upon the financial results of our hotels. The agreement governing our new senior credit facility limits our ability to effect mergers, asset sales and change of control events and limits the payments of dividends other than those required for us to maintain our status as a REIT and our ability to incur additional secured and total indebtedness.

      Senior unsecured notes. During the six months ended June 30, 2004, we repurchased from available cash $99.6 million of our senior unsecured notes, including $29.5 million of the 9.0% notes due 2008, $44.3 million of the 9.125% notes due 2011, and $25.8 million of the 10.5% notes due 2009. We recorded a loss on early extinguishment of debt of $6.2 million and wrote off deferred financing costs of $1.2 million related to these repurchases which is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

      These senior unsecured notes are unsecured obligations of MHOP, our principal operating subsidiary, and we guarantee payment of principal and interest on the notes. These notes contain various restrictive covenants, limiting our ability to initiate or transact certain business activities if specific financial thresholds are not achieved. One of those thresholds is having a 2 to 1 fixed charge coverage ratio (as defined in the indentures, fixed charges only include interest on debt obligations and preferred equity) in order to enter into certain types of transactions, including the repurchase of our stock, the issuance of any preferred stock, the payment of certain dividends, the incurrence of any additional debt, or the repayment of certain outstanding debt before it comes due. As of June 30, 2004, our fixed charge coverage ratio was significantly below 2 to 1, and therefore we were not permitted generally to enter into those transactions, except as noted below.

      There are certain exceptions with respect to the incurrence of additional debt and early repayment of debt features in the indentures. We have the ability to incur up to $300 million of secured financing within restricted subsidiaries, subject to meeting other maintenance tests under the indentures, of which $194 million was available at June 30, 2004. We also have a general carve-out to incur $50 million of unspecified borrowings within a restricted subsidiary, of which the full amount was available at June 30, 2004. We have the ability to lever assets within an unrestricted subsidiary, such as the mortgage financing related to the acquisition of Marriott Irvine. Additionally, we are permitted to repay subordinated debt prior to its maturity from the proceeds of an equal or junior financing with a longer term than the debt refinanced, an equity offering, or a financing within an unrestricted subsidiary.

      Secured facilities. We completed a $330 million non-recourse financing secured by a portfolio of 19 hotels in 1999. The loan bears a fixed annual interest rate of 8.01% and matures in 2009. The secured facility contains standard provisions that require the servicer to maintain in escrow cash balances for certain items such as property taxes and insurance. In addition, the facility contains a provision that requires our mortgage servicer to retain in escrow the excess cash from the encumbered hotels after payment of debt service (“Excess Cash”), if net hotel operating income (“NOI”) for the trailing twelve months declines below $57 million. This provision was triggered in October 2002 and will be effective until the hotels generate the minimum cash flow required for two consecutive quarters, at which time the cash being held in escrow will be released to us. As of June 30, 2004 and December 31, 2003, $39.2 million and $27.2 million, respectively, of cash was held in escrow under this provision. In July 2003, we signed an amendment to the loan agreement that permits the release of cash placed in escrow for all capital expenditures incurred on the 19 encumbered properties on or after April 1, 2003. Although the servicer will continue to retain in escrow any excess cash from the encumbered hotels, they will release cash for all capital expenditures we have incurred from April 1, 2003 through the date of the amendment and future capital expenditures we incur on the 19 properties. Escrowed funds totaling $30.3 million were available to fund capital expenditures under this provision as of June 30, 2004. In July 2004, we received a cash reimbursement of $12.2 million from the servicer related to capital expenditures incurred on the 19 encumbered properties.

      The fair value adjustments for the interest rate swap agreement of $(10.1) million that are discussed in further detail below are related to the outstanding secured facility balance of $306.1 million as of June 30, 2004.

      On September 26, 2003, as permitted by the indentures governing our senior unsecured notes and senior subordinated notes, we completed a $101 million commercial mortgage-backed securities financing, secured by a portfolio of four hotels. The loan carries a fixed annual interest rate of 6.88% and matures in 2013.

      Convertible subordinated notes. On July 1, 2003, we completed an offering of $170 million aggregate principal amount of 9.5% convertible subordinated notes due 2010. These notes are convertible into our common stock at any time prior to or at maturity, April 1, 2010, at a conversion price of $10.18 per share (equal to a conversion rate of 98.2318 shares per $1,000 principal amount of notes).

      The proceeds from the new issuance were used to repurchase $150.6 million of our $154.3 million 4.75% convertible notes due 2004, at varying prices, resulting in an aggregate discount of approximately $1.4 million. These convertible notes are convertible into our common stock at a rate of 23.2558 shares per $1,000 in principal amount, which equals approximately $43.00 per share.

      Senior subordinated notes. The senior subordinated notes are unsecured obligations due in 2007 and provide for semi-annual payments of interest each February 15 and August 15 at an annual rate of 8.75%. The related indenture contains various restrictive covenants, which are similar to those in our senior unsecured notes.

      During the six months ended June 30, 2004, we retired $49.2 million of our senior subordinated notes (plus $0.9 million of accrued interest) through the issuance of 8,138,728 shares of common stock. We recorded a loss on early extinguishment of debt of $1.7 million and wrote off deferred financing costs of $0.5 million related to this activity. The write off of deferred financing costs is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

      Mortgage debt. As of June 30, 2004, we had four mortgage loans, two of which were placed during the second quarter of 2004 and one of which is in foreclosure.

      We financed a portion of the Marriott Irvine acquisition (see Note 4) with a $55.5 million fixed-rate mortgage effective June 25, 2004, collateralized by the hotel, which matures on July 1, 2011 and bears interest at an annual rate of 5.69%. On June 30, 2004, in connection with The Ritz-Carlton, Pentagon City acquisition (see Note 4), we entered into a $55.8 million fixed-rate mortgage loan, collateralized by the hotel, which matures on June 1, 2011 and bears interest at an annual rate of 5.80%.

      We have a mortgage that matures in 2011 and carries an interest rate of 8.8%; however, the lender, with our acquiescence, initiated foreclosure proceedings which are expected to be completed in the third quarter of 2004. This mortgage loan is collateralized by one of our properties, which we will relinquish to the bank upon completion of foreclosure, which we expect to occur in the third quarter of 2004. The carrying value of the mortgage loan and the fair value of the building both approximate $11 million. This property is included in the seven properties remaining in our disposition program.

      Our only other individual mortgage matures in 2011 and carries an interest rate of 9.0%.

      Derivatives. On April 2, 2004, we entered into an interest rate swap arrangement with a third party to manage our interest rate risk related to our secured facility due 2009, effectively converting the interest the facility bears from a fixed rate to a floating rate. Under the swap, we receive fixed-rate payments of 8.01% and pay floating rate payments based on a one month LIBOR plus 444 basis points on a $307 million notional amount. We do not use derivative instruments for speculative purposes. Due to the fact that the notional amount of the swap matches the principal amount of the underlying debt and other hedge accounting criteria were met, the swap was designated as highly effective at the inception of the swap arrangement and designated as a fair value hedge. We continue to evaluate the effectiveness of the hedge and believe that the hedge continues to be highly effective.

      For a derivative qualifying as a fair value hedge, the change in net unrealized gain or loss upon measuring the fair value hedge and the fair value of the debt instrument is recorded on our consolidated statements of operations. These amounts offset each other as there is no ineffectiveness, and therefore had no impact on our net loss for the three and six months ended June 30, 2004. The fair value of the swap is recorded as either an asset or liability, with a corresponding increase or decrease to the carrying value of the debt instrument being hedged on our consolidated balance sheets. The fair value of our hedge was approximately a $10.1 million liability as of June 30, 2004. This amount is included in the consolidated balance sheet in the other liabilities line item. During the three and six months ended June 30, 2004, we earned cash payments of $1.7 million under the swap, which were recorded as a reduction in interest expense.

      During 2003, our only derivative instruments consisted of two swap agreements that did not qualify for treatment as hedges under SFAS No. 133, of which one expired in April 2003 and one in July 2003. During the three and six months ended June 30, 2003, we recognized $1.3 million and $3.4 million, respectively, of income related to the decrease in fair value of the liability recorded for the interest rate swaps in place in those time periods. For the three and six months ended June 30, 2003, we made cash payments on those swaps of $1.3 and $3.4 million, respectively. The change in fair value and the swap payments are netted together on our consolidated statement of operations, thus resulting in no impact on net income.

9.          Stockholders’ Equity and Minority Interests

      Common Stock Transactions. On April 23, 2004, we issued and sold 12.0 million shares of common stock at a price to the public of $6.25 per share pursuant to our effective shelf registration statement filed under the Securities Act of 1933. The offering closed on April 28, 2004 with net proceeds of $72.3 million.

      During the six months ended June 30, 2004, we retired $49.2 million of our senior subordinated notes (plus $0.9 million of accrued interest) through the issuance of 8,138,728 shares of common stock (see Note 8).

      During the six months ended June 30, 2004, we issued 8,570 shares of common stock with a value of $.05 million, related to shares issued under our employee stock purchase plan.

      OP Units. Substantially all of our assets are held indirectly by and operated through MHOP, our subsidiary operating partnership, (Commission file number 333-63768). Our operating partnership’s partnership agreement provides for five classes of partnership interests: Common OP Units, Class B OP Units, Class C OP Units, Class D OP Units and Profits-Only OP Units, or POPs.

      Common OP Unit holders converted 25,141 and 878,000 of their OP Units, with a value of $0.1 million and $20.1 million, respectively, into common stock during the six months ended June 30, 2004 and 2003, respectively. A POPs unit holder converted 25,000 POPs for cash during the six months ended June 30, 2004.

      On April 9, 2004, in accordance with the terms of the certificate of designation for the outstanding Class D OP Units of our operating partnership, we redeemed all outstanding Class D OP Units plus accrued and unpaid preferential distributions on those units, for an aggregate consideration of approximately $8.8 million. The Class D OP Units had become redeemable at the option of the holder on April 1, 2004.

10.          Loss Per Share

      The following table presents the computation of basic and diluted loss per share (in thousands, except per share amounts):

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

Basic Loss Per Share:
Loss from continuing operations	$(6,486)	$(64,332)	$(33,705)	$(76,060)

Weighted average number of basic shares of common stock outstanding	82,855	46,078	75,748	45,813

Basic loss per share from continuing operations	$(0.08)	$(1.40)	$(0.45)	$(1.66)

Diluted Loss Per Share:
Loss from continuing operations	$(6,486)	$(64,332)	$(33,705)	$(76,060)
Minority interest, net of tax	(650)	(10,733)	(1,735)	(14,563)

Adjusted net loss	$(7,136)	$(75,065)	$(35,440)	$(90,623)

Weighted average number of basic shares of common stock outstanding	82,855	46,078	75,748	45,813
Common stock equivalents:
Operating partnership units	2,415	2,486	2,421	2,767

Total weighted average number of diluted shares of common stock outstanding	85,270	48,564	78,169	48,580

Diluted loss per share from continuing operations	$(0.08)	$(1.55)	$(0.45)	$(1.87)

      For the three months ended June 30, 2004 and 2003, 17,534,088 shares and 6,701,075 shares, respectively, consisting of shares issuable upon conversion, exchange or exercise of stock options, certain operating partnership units, POPs of MeriStar Hospitality Operating Partnership, L.P., and shares from our outstanding convertible notes, were excluded from the calculation of diluted loss per share as their inclusion would be anti-dilutive.

      For the six months ended June 30, 2004 and 2003, 17,546,153 shares and 6,689,304 shares, respectively, consisting of shares issuable upon conversion, exchange or exercise of stock options, certain operating partnership units, POPs of MeriStar Hospitality Operating Partnership, L.P., and shares from our outstanding convertible notes, were excluded from the calculation of diluted loss per share as their inclusion would be anti-dilutive.

11.          Commitments and Contingencies

      Litigation. In the course of our normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters that are pending or asserted will not have a material adverse effect on our financial position, results of operations or liquidity.

      Minimum Lease Payments. We lease the land at certain of our hotels and office space of our corporate headquarters under long-term arrangements from third parties. Certain leases contain contingent rent features based on gross revenues at the respective property. Future minimum lease payments required under these operating leases as of June 30, 2004 were as follows (in thousands):

2004 (six months)	$1,206
2005	2,373
2006	2,289
2007	2,313
2008	2,313
Thereafter	72,351

$82,845

      Our obligations under other operating lease commitments, primarily for equipment, are not significant.

      We lease certain office, retail and parking space to outside parties under non-cancelable operating leases with initial or remaining terms in excess of one year. Future minimum rental receipts under these leases as of June 30, 2004 were as follows (in thousands):

2004 ( six months)	$2,143
2005	3,444
2006	2,704
2007	2,542
2008	1,786
Thereafter	3,089

$15,708

      We may be obligated to pay Interstate Hotels termination fees of up to a maximum of approximately $12.0 million with respect to the 32 properties we have sold between January 1, 2003 and August 3, 2004. In addition, as we dispose of the five remaining assets in our disposition program, we may incur termination obligations due to Interstate Hotels of up to a maximum of approximately $1.7 million, assuming the disposition of all five of the properties in 2004 and assuming buyers of our hotel properties elect to have the properties managed by parties other than Interstate Hotels or do not assume the obligation as part of the disposition transaction and no new management agreements are substituted. Any obligation due under the termination provisions of the contract is payable over a period of 48 months after termination. Termination fees payable to Interstate Hotels may be reduced by amounts paid under replacement management contracts.

      During July 2004, we concluded negotiations with Interstate Hotels to terminate the intercompany agreement. In exchange for terminating the intercompany agreement, we will receive, among other things, the following: the right to terminate up to 600 rooms per year upon the payment of a termination fee equal to 1.5 times the fees earned during the preceding 12 months, with the ability to carryover up to 600 rooms for termination in a succeeding year; the right to terminate the management contract of a hotel, where Interstate Hotels invests in a competing hotel, with no termination fee; and an extension of the termination fee payment period for terminations related to hotel sales, from 30 months to 48 months.

      Separately, we reached an agreement with Interstate Hotels regarding the calculation of termination fees payable upon a sale. Although termination fees for the properties that have been sold or were included in our previously announced disposition program (which includes four assets in our current disposition program) will be unchanged, we will receive a $2.5 million credit, which will be applicable to fees payable with respect to future dispositions. Of the $2.5 million credit, $0.6 million has been applied to terminations that have occurred in the third quarter of 2004, and an additional $1.7 million will be applied to terminations resulting from the sale of two of our remaining assets in our current disposition program.

12.          Dispositions

      Between January 1, 2003 and June 30, 2004, we have sold 30 hotels with 6,241 rooms for total gross proceeds of $232.8 million. Of these 30 hotels, 15 hotels were sold in 2003, 11 hotels were sold in the first quarter of 2004, and four hotels were sold in the second quarter of 2004. As of June 30, 2004, we had seven hotels remaining in our non-core disposition program. Three of these hotels met our criteria for held-for-sale classification as of June 30, 2004 (see Note 6). Operating results for the sold hotels, and where applicable, the gain or loss on final disposition, and the three classified as held-for-sale are included in discontinued operations. Two of the seven hotels in our disposition program have been sold in the third quarter of 2004 for approximately $14.5 million.

      Summary financial information included in discontinued operations for these hotels is as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

Revenue	$7,296	$44,638	$22,006	$87,076
Loss on asset impairments	(1,139)	(142,876)	(5,905)	(199,553)
Pretax gain (loss) from operations	592	860	(879)	(501)
Loss on disposal	(4,584)	—	(11,530)	—

      Loss on disposal resulted primarily from the recognition of termination fees payable to Interstate Hotels with respect to these hotels’ management contracts.

13.          Consolidating Financial Statements

      We and certain subsidiaries of MHOP, our subsidiary operating partnership, are guarantors of senior unsecured notes issued by MHOP. MHOP and certain of its subsidiaries are guarantors of our unsecured senior subordinated notes. We own a one percent general partner interest in MHOP, and MeriStar LP, Inc., our wholly-owned subsidiary, owns approximately a 96 percent limited partner interest in MHOP. All guarantees are full and unconditional, and joint and several. Exhibit 99.1 to this Quarterly Report on Form 10-Q presents supplementary consolidating financial statements for MHOP, including each of the guarantor subsidiaries. This exhibit presents MHOP’s consolidating balance sheets as of June 30, 2004 and December 31, 2003, consolidating statements of operations for the three and six months ended June 30, 2004 and 2003, and consolidating statements of cash flows for the six months ended June 30, 2004 and 2003.